UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D. C. 20549

Form 8-K

Current Report
Pursuant to Section 13 or 15(d)of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **October 27, 2009**

First Financial Holdings, Inc.
(Exact name of registrant as specified in charter)

Delaware	**0-17122**	**57-0866076**
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer I.D. number

34 Broad Street, Charleston, South Carolina 29401
(Address of principal executive offices)

Registrant's telephone number (including area code): **(843) 529-5933**

Not applicable
(Former name or former address, if changed since last report)

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4c under the Exchange Act (17 CFR 240.13e-4(c))

Section 2 -- Financial Information

Item 2.02 Results of Operations and Financial Condition

On October 27, 2009 First Financial Holdings, Inc. announced Fourth Quarter and Fiscal Year results and quarterly dividend payment. For more information regarding this matter, see the press release and additional financial information attached hereto as Exhibit 99.1.

Section 9 -- Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(c) Exhibits

Exhibit (99.1). Press release dated October 27, 2009 with additional financial information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC

/s/ R. Wayne Hall
R. Wayne Hall
Executive Vice President
and Chief Financial Officer

Date: October 27, 2009

EXHIBIT INDEX

Exhibit Number	Description
99.1	First Financial Holdings, Inc. Fourth Quarter and Fiscal Year results and quarterly dividend payment with additional financial information

Exhibit 99.1

FIRST FINANCIAL HOLDINGS, INC.

34 Broad Street • Charleston, S.C. 29401
843-529-5933 • FAX: 843-529-5883

NEWS   NEWS   NEWS   NEWS   NEWS

Contact: Dorothy B. Wright
Vice President-Investor Relations
and Corporate Secretary
(843) 529-5931 or (843) 729-7005
dwright@firstfinancialholdings.com

FIRST FINANCIAL HOLDINGS, INC.
ANNOUNCES FOURTH QUARTER AND FISCAL 2009 RESULTS
AND QUARTERLY DIVIDEND PAYMENT

Charleston, South Carolina (October 27, 2009) – First Financial Holdings, Inc. ("First Financial" or the "Company") (NASDAQ GSM: FFCH), the holding company for First Federal Savings and Loan Association of Charleston ("First Federal" or the "Association"), today reported results for its fourth quarter and fiscal year ended September 30, 2009. The net income (loss) for the quarter ended September 30, 2009 was $(1.3) million compared to $6.3 million from the comparative quarter ended September 30, 2008. Basic and diluted earnings (loss) per share available to common shareholders were ($0.19) for the current quarter, compared to $0.54 per basic and diluted per common share for the quarter ended September 30, 2008. Net income for the twelve months ended September 30, 2009 totaled $29.3 million, compared with $22.6 million, for the twelve months ended September 30, 2008. Diluted earnings per common share for the twelve months ended September 30, 2009 was $2.24 compared with $1.94 for the twelve months ended September 30, 2008. Included in the results during this fiscal year was an after-tax extraordinary gain of $28.9 million related to the difference between the purchase price and the acquisition-date fair value of the assets purchased and liabilities assumed in the Federal Deposit Insurance Corporation ("FDIC") assisted acquisition of the former Cape Fear Bank in Wilmington, North Carolina.

President and Chief Executive Officer A. Thomas Hood commented, "We are very pleased with our performance given the impact of the current economic environment. Our core operating metrics remain strong and, during the fourth quarter of 2009, we successfully sold $65.0 million of our common stock in a public offering and completed the conversion of the systems of the former Cape Fear Bank. Additionally, in early October 2009, we opened two new in-store financial service centers in Lowes Foods stores in Wilmington, North Carolina bringing seven day-a-week banking services to that market. We continue to devote significant resources to the monitoring and early recognition of potential problems in our loan portfolio. Consumers in our markets are still experiencing high unemployment and lower home values. While our policy of proactively identifying and managing problem credits resulted in a higher level of non-performing loans as of September 30, 2009, we were encouraged by the improvement in our level of net loan charge-offs during the fourth quarter."

Compared with the quarter ended June 30, 2009, the net interest margin decreased by 17 basis points from a net interest margin of 4.16% to 3.99% for the quarter ended September 30, 2009. Net interest income for the quarter ended September 30, 2009 was $34.1 million, decreasing from $35.5 million or 4.16% for the linked quarter ended June 30, 2009. Hood commented, "We anticipate the deposits assumed and the loans acquired from the former Cape Fear Bank to have a positive but lessening impact on our net interest margin through fiscal 2010. Lower funding costs also continue to have a positive impact on our net interest margin. Our focus remains on increasing our core deposits and developing long-term customer relationships across our entire footprint."

The Company recognized a provision for loan losses of $21.3 million for the quarter ended September 30, 2009 compared to $12.4 million for the quarter ended June 30, 2009, and $5.2 million for the quarter ended September 30, 2008. The increase in the provision on both a linked and comparative quarter basis is attributable to increased non-performing loans and an ongoing assessment of current economic conditions specific to the markets we serve. The Company increased its allowance for loan losses as a percent of total loans from 205 basis points during the quarter ended June 30, 2009 to 257 basis points during the quarter ended September 30, 2009. Problem assets, which include non-accrual loans, accruing loans more than 90 days past due and real estate owned, as a percentage of total assets were 2.92% at September 30, 2009 compared with 0.84% at September 30, 2008 and 2.20% at June 30, 2009. The Company's loan loss reserve coverage of non-performing loans was 85.0% at September 30, 2009 compared to 116.3% at September 30, 2008 and 82.0% at June 30, 2009. The Company continues to work with borrowers searching for alternatives to mortgage foreclosure.

Mortgage banking income was $2.7 million for the fourth quarter of fiscal 2009, an increase of $1.7 million or 171.0% for the linked quarter ended June 30, 2009 and an increase of $1.9 million or 225.5% for the comparative quarter ended September 30, 2008. This increase is attributed to the Company's strategy of having certain economic hedging strategies in place to protect the value of our capitalized mortgage servicing asset from interest rate risk.

During the quarter ended September 30, 2009, there was further deterioration in our bank trust preferred collateralized debt obligations ("CDOs") portfolio. As a result, the Company recognized a credit-related other than temporary impairment (OTTI) charge totaling $614 thousand on seven CDOs comprised of bank trust preferred securities and one private label collateralized mortgage obligation ("CMO"). Total CDOs comprised of bank trust preferreds is $5.6 million or 1.1% of our total investment portfolio.

Total non-interest revenues were $15.4 million for the fourth quarter of fiscal 2009 compared to $15.1 million for the quarter ended September 30, 2008. Total revenues, defined as net interest income plus total other income, excluding gains on sales of investments and gains on disposition of assets, increased to $49.4 million for the quarter ended September 30, 2009, an increase of $11.1 million, or 29.0%, from $38.3 million during the comparable quarter ended September 30, 2008.

Total non-interest expense increased by $6.7 million, or 28.1%, to $30.6 million for the quarter ended September 30, 2009 compared to $23.9 million for the quarter ended September 30, 2008. Salary and employee benefits costs and occupancy costs increased in the fourth quarter of fiscal 2009 as a result of the acquisition of the operations of the former Cape Fear Bank and American Pensions, Inc. The assets and trade name of American Pensions, Inc., one of South Carolina's largest retirement plan consulting, fiduciary and administration firms, were purchased on July 1, 2009.

Hood continued, "While current market conditions continue to present many challenges for all financial institutions, our Board of Directors, officers and employees are committed to finding the best financial solutions for our customers and the best results for our shareholders. We are very proud of our performance in fiscal 2009 and we welcome the new fiscal year and are committed to achieving our financial and operational goals for fiscal 2010."

The Company also announced today that its Board of Directors has declared a regular quarterly cash dividend of $0.05 per share. The dividend is payable November 27, 2009, to stockholders of record as of November 13, 2009. Hood concluded, "Our board of directors continues to carefully evaluate the level of our dividend. We believe there is a critical need to preserve our strong capital base through these challenging economic times and this conservative approach continues to be the most appropriate action at this time."

As of September 30, 2009, First Financial's total assets were $3.5 billion, loans receivable totaled $2.6 billion and deposits were $2.3 billion. Stockholders' equity was $351.6 million and book value per common share totaled $18.03 at September 30, 2009. First Federal's capital ratio (i.e., equity divided by assets) was 7.92% at September 30, 2009, compared to 7.43% and 6.91% at June 30, 2009 and September 30, 2008, respectively. Tangible equity to assets was 7.67% at September 30, 2009, compared to 7.29% and 7.32% at June 30, 2009 and September 30, 2008, respectively. As of September 30, 2009, First Federal remained categorized "well capitalized" under regulatory standards.

As a participant in the Treasury's Capital Purchase Program, the Company continues to use this capital to help borrowers avoid foreclosures in our markets, and to expand our loan and investment portfolios. The Company paid a dividend of $813 thousand to the U.S. Treasury for its investment during the fourth quarter of fiscal 2009.

On September 29, 2009, the Company raised $65.0 million through a public offering by issuing 4,193,550 shares of common stock at a price of $15.50 per share. Subsequently, on October 9, the Company announced that the underwriters fully exercised their over-allotment option, resulting in the issuance of an additional 629,032 shares. Including the over-allotment option, the net proceeds to the Company after deducting underwriting discounts, commissions and estimated offering expenses are expected to be $69.8 million.

First Financial is the holding company for First Federal Savings and Loan Association of Charleston , which operates 65 offices located in the Charleston metropolitan area, Horry, Georgetown, Florence and Beaufort counties in South Carolina and Brunswick, New Hanover and Pender counties in coastal North Carolina offering banking, trust and pension administration services. The Company also provides insurance and brokerage services through First Southeast Insurance Services, The Kimbrell Insurance Group and First Southeast Investor Services.

NOTE: A. Thomas Hood, President and CEO of the Company, and R. Wayne Hall, Executive Vice President and CFO, will discuss these results in a conference call at 2:00 PM (EDT), October 27, 2009. The call can be accessed via a webcast available on First Financial's website at www.firstfinancialholdings.com.

Forward Looking Statements

Certain matters in this news release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, expectations of the business environment in which the Company operates, projections of future performance, including operating efficiencies, perceived opportunities in the market, potential future credit experience, and statements regarding the Company's mission and vision. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties. Management's ability to predict results or the effect of future plans or strategies is inherently uncertain. The Company's actual results, performance or achievements may differ materially from those suggested, expressed or implied by forward-looking statements as a result of a wide range of factors including, but not limited to, the general business environment, general economic conditions nationally and in the States of North and South Carolina, interest rates, the North and South Carolina real estate markets, the demand for mortgage loans, the credit risk of lending activities, including changes in the level of and trend of loan delinquencies and charge-offs, results of examinations by our banking regulators, our ability to successfully integrate any assets, liabilities, customers, systems, and management personnel we have acquired or may in the future acquire into our operations and our ability to realize related revenue synergies and cost savings within expected time frames and any goodwill charges related thereto, competitive conditions between banks and non-bank financial services providers, regulatory changes and other risks detailed in the Company's reports filed with the Securities and Exchange Commission ("SEC"), including the Annual Report on Form 10-K for the fiscal year ended September 30, 2008. Accordingly, these factors should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on these statements.

Such forward-looking statements may include projections. Such projections were not prepared in accordance with published guidelines of the American Institute of Certified Public Accountants or the SEC regarding projections and forecasts nor have such projections been audited, examined or otherwise reviewed by independent auditors of the Company. In addition, such projections are based upon many estimates and inherently subject to significant economic and competitive uncertainties and contingencies, many of which are beyond the control of management of the Company. Accordingly, actual results may be materially higher or lower than those projected. The inclusion of such projections herein should not be regarded as a representation by the Company that the projections will prove to be correct. The Company does not undertake to update any forward-looking statement that may be made on behalf of the Company.

For additional information about First Financial, please visit our web site at www.firstfinancialholdings.com or contact Dorothy B. Wright, Vice President-Investor Relations and Corporate Secretary, (843) 529-5931.

FIRST FINANCIAL HOLDINGS, INC.
Unaudited Condensed Consolidated Financial Highlights
(in thousands, except share data)

Statements of Income	Three Months Ended			Twelve Months Ended	
	09/30/09	09/30/08	06/30/09	09/30/09	09/30/08
Interest income	$ 49,815	$ 43,398	$ 51,266	$ 188,796	$ 174,772
Interest expense	15,764	19,243	15,727	67,114	83,408
Net interest income	34,051	24,155	35,539	121,682	91,364
Provision for loan losses	(21,281)	(5,218)	(12,367)	(66,883)	(16,939)
Net interest income after provision	12,770	18,937	23,172	54,799	74,425
Other income					
Net gain on sale of investments and mortgage-backed securities	-	-	-	-	750
Brokerage fees	532	672	383	2,028	2,923
Commissions on insurance	5,595	6,078	6,121	23,315	23,773
Other agency income	323	274	414	1,351	1,057
Impairment on investment securities	(614)	(486)	(377)	(3,992)	(486)
Service charges and fees on deposit accounts	5,865	6,133	5,688	22,501	23,901
Mortgage banking income	2,672	821	986	8,070	7,456
Gains on disposition of assets	37	913	37	162	1,052
Other	981	663	(281)	826	2,475
Total other income	15,391	15,068	12,971	54,261	62,901
Other expenses					
Salaries and employee benefits	18,227	14,697	15,640	64,666	65,271
Occupancy costs	2,446	2,120	2,215	8,935	8,210
Marketing	586	460	479	2,137	2,408
Furniture and equipment expense	2,277	1,629	2,202	7,546	5,867
Other	7,089	5,002	7,609	25,928	18,573
Total other expenses	30,625	23,908	28,145	109,212	100,329
Income (loss) before income taxes and extraordinary items	(2,464)	10,097	7,998	(152)	36,997
Provision for income taxes	(1,198)	3,789	2,842	(615)	14,359
Income (loss) before extraordinary items	(1,266)	6,308	5,156	463	22,638
Extraordinary items					
Gain on acquisition, less income tax of $18,833	-	-	28,857	28,857	-
Net income (loss)	(1,266)	6,308	34,013	29,320	22,638
Preferred stock dividend	813	-	813	2,663	-
Accretion on preferred stock discount	134	-	132	431	-
Net income (loss) available to common shareholders	$ (2,213)	$ 6,308	$ 33,068	$ 26,226	$ 22,638
Earnings (loss) per share before extraordinary items:					
Basic	$ (0.11)	$ 0.54	$ 0.44	$ 0.04	$ 1.94
Diluted	$ (0.11)	$ 0.54	$ 0.44	$ 0.04	$ 1.94
Earnings (loss) per share net income:					
Basic	$ (0.11)	$ 0.54	$ 2.91	$ 2.50	$ 1.94
Diluted	$ (0.11)	$ 0.54	$ 2.91	$ 2.50	$ 1.94
Earnings (loss) per share available to common shareholders:					
Basic	$ (0.19)	$ 0.54	$ 2.83	$ 2.24	$ 1.94
Diluted	$ (0.19)	$ 0.54	$ 2.83	$ 2.24	$ 1.94
Average number shares outstanding	11,791	11,683	11,699	11,721	11,664
Average number diluted shares outstanding	11,791	11,688	11,699	11,721	11,692
Ratios:					
Return on average equity (1)	-1.57%	13.59%	7.16%	0.17%	12.16%
Return on average assets (1)	-0.14%	0.86%	0.57%	0.01%	0.79%
Net interest margin	3.99%	3.48%	4.16%	3.79%	3.41%
Total other expense / average assets	3.44%	3.24%	3.12%	3.26%	3.50%
Efficiency ratio (2)	60.46%	61.36%	56.42%	59.62%	64.33%
Net charge-offs / average loans, annualized	1.10%	0.39%	1.43%	1.04%	0.37%

(1) Calculated using income before extraordinary items.
(2) Excludes from income: gains / (losses) on sales of securities, net real estate operations, gains on disposition of assets, realized impairment on investments, VISA litigation, and extraordinary items.

Please Note: Certain prior period amounts have been reclassified to conform to current period presentation.

FIRST FINANCIAL HOLDINGS, INC.
Unaudited Condensed Consolidated Financial Highlights
(in thousands, except share data)

Statements of Financial Condition	09/30/09	09/30/08	06/30/09
Assets			
Cash and cash equivalents	$ 78,070	$ 62,949	$ 92,097
Investments	82,298	60,969	85,024
Mortgage-backed securities	478,980	351,110	522,355
Loans receivable, net	2,593,269	2,324,537	2,609,498
Loan held for sale	25,603	8,731	63,311
Office properties, net	81,021	78,796	81,136
Real estate owned	22,002	4,286	12,927
Intangible assets	37,961	36,241	35,779
Mortgage servicing rights	11,166	12,550	10,703
FDIC indemnification receivable, net	62,754	-	61,541
Other assets	37,163	33,825	32,695
Total Assets	$ 3,510,287	$ 2,973,994	$ 3,607,066
Liabilities and Stockholders' Equity			
Deposits	$ 2,303,611	$ 1,851,102	$ 2,341,055
Advances from FHLB	492,751	818,000	492,880
Other borrowings	305,205	75,205	420,204
Other liabilities	57,071	46,209	59,898
Total Liabilities	3,158,638	2,790,516	3,314,037
Stockholders' equity			
Stockholders' equity	451,279	302,832	394,211
Treasury stock	(103,563)	(103,387)	(103,563)
Accumulated other comprehensive income (loss)	3,933	(15,967)	2,381
Total stockholders' equity	351,649	183,478	293,029
Total liabilities and stockholders' equity	$ 3,510,287	$ 2,973,994	$ 3,607,066
Stockholders' equity to total assets	10.02%	6.17%	8.12%
Common shares outstanding	15,897	11,692	11,699
Book value per common share	$ 18.03	$ 15.69	$ 19.49
Tangible book value per common share	$ 15.64	$ 12.59	$ 16.43
Credit quality - quarterly results			
Total reserves for loan losses	$ 68,473	$ 23,990	$ 54,499
Loan loss reserves / loans	2.57%	1.02%	2.05%
Reserves/non-performing loans	85.00%	116.27%	82.01%
Provision for losses	$ 21,281	$ 5,218	$ 12,367
Net loan charge-offs	$ 7,307	$ 2,251	$ 9,490
Problem assets			
Non-accrual loans	$ 80,432	$ 20,557	$ 66,300
Accruing loans 90 days or more past due	121	76	153
REO through foreclosure	22,002	4,286	12,927
Total	$ 102,555	$ 24,919	$ 79,380
As a percent of total assets	2.92%	0.84%	2.20%

First Financial Holdings, Inc.
As of the Quarter Ended (Unaudited)
(dollars in thousands)

BALANCE SHEET	09/30/09	06/30/09	03/31/09	12/31/08	09/30/08	06/30/08	03/31/08	12/31/07	09/30/07
Assets									
Cash and investments	$ 160,368	$ 177,121	$ 118,555	$ 119,919	$ 123,918	$ 134,495	$ 142,360	$ 137,844	$ 132,961
Loans receivable, net	2,593,269	2,609,498	2,333,846	2,334,254	2,324,537	2,263,965	2,218,027	2,184,611	2,134,458
Loans held for sale	25,603	63,311	48,319	11,804	8,731	4,519	14,031	10,361	6,311
Mortgage-backed securities	478,980	522,355	538,402	403,797	351,110	353,257	370,848	345,397	297,011
Office properties and equip.	81,021	81,136	81,751	82,322	78,796	77,732	76,766	74,850	74,361
Real estate owned	22,002	12,927	6,312	5,346	4,286	5,442	4,310	2,748	4,841
FDIC indemnification, net	62,754	61,541	-	-	-	-	-	-	-
Other assets	86,290	79,177	79,354	79,852	82,616	84,618	62,162	61,896	61,425
Total assets	$ 3,510,287	$ 3,607,066	$ 3,206,539	$ 3,037,294	$ 2,973,994	$ 2,924,028	$ 2,888,504	$ 2,817,707	$ 2,711,368
Liabilities									
Deposits	$ 2,303,611	$ 2,341,055	$ 1,995,057	$ 1,926,625	$ 1,851,102	$ 1,865,261	$ 1,875,099	$ 1,806,585	$ 1,854,051
Advances-FHLB	492,751	492,880	609,000	746,000	818,000	747,000	719,000	708,000	554,000
Other borrowed money	305,205	420,204	310,204	125,204	75,205	69,204	52,204	52,206	52,207
Other liabilities	57,071	59,898	38,043	19,387	46,209	54,585	55,609	63,650	65,432
Total liabilities	3,158,638	3,314,037	2,952,304	2,817,216	2,790,516	2,736,050	2,701,912	2,630,441	2,525,690
Total stockholders' equity	351,649	293,029	254,235	220,078	183,478	187,978	186,592	187,266	185,678
Total liabilities and stockholders' equity	$ 3,510,287	$ 3,607,066	$ 3,206,539	$ 3,037,294	$ 2,973,994	$ 2,924,028	$ 2,888,504	$ 2,817,707	$ 2,711,368
Total shares o/s	15,897	11,699	11,699	11,697	11,692	11,674	11,663	11,657	11,635
Book value per share	$ 18.03	$ 19.49	$ 16.18	$ 13.26	$ 15.69	$ 16.10	$ 16.00	$ 16.07	$ 15.96
Equity/assets	10.02%	8.12%	7.93%	7.25%	6.17%	6.43%	6.46%	6.65%	6.85%
AVERAGE BALANCES									
Total assets	$ 3,558,677	$ 3,613,406	$ 3,121,916	$ 3,005,644	$ 2,949,011	$ 2,906,266	$ 2,853,106	$ 2,764,539	$ 2,691,152
Earning assets	3,382,326	3,427,813	3,004,582	2,867,614	2,763,247	2,714,252	2,655,387	2,584,426	2,476,732
Gross Loans	2,662,870	2,661,990	2,418,595	2,368,767	2,314,352	2,269,463	2,227,139	2,189,044	2,142,475
Costing liabilities	3,262,178	3,232,640	2,950,628	2,807,944	2,730,439	2,671,260	2,612,019	2,523,927	2,432,008
Deposits	2,419,451	2,168,056	2,031,280	1,931,978	1,875,748	1,884,688	1,841,855	1,841,414	1,874,849
Equity	322,339	288,061	237,157	201,778	185,728	187,302	186,961	186,506	187,237

First Financial Holdings, Inc.
(dollars in thousands)

	Quarter Ended (Unaudited)									Fiscal Year		
	09/30/09	06/30/09	03/31/09	12/31/08	09/30/08	06/30/08	03/31/08	12/31/07	09/30/07	09/30/09	09/30/08	09/30/07
STATEMENT OF OPERATIONS												
Total interest income	$ 49,815	$ 51,266	$ 43,731	$ 43,984	$ 43,398	$ 43,219	$ 43,801	$ 44,355	$ 42,916	$ 188,796	$ 174,772	$ 168,000
Total interest expense	15,764	15,727	16,770	18,853	19,243	19,209	21,660	23,295	22,225	67,114	83,408	85,173
Net interest income	34,051	35,539	26,961	25,131	24,155	24,010	22,141	21,060	20,691	121,682	91,364	82,827
Provision for loan losses	(21,281)	(12,367)	(12,765)	(20,471)	(5,218)	(4,907)	(3,567)	(3,248)	(1,850)	(66,883)	(16,939)	(5,164)
Net int. inc. after provision	12,770	23,172	14,196	4,660	18,937	19,103	18,574	17,812	18,841	54,799	74,425	77,663
Other income												
Gain on investment securities						4	645	100		-	750	266
Brokerage fees	532	383	632	480	672	665	906	680	665	2,028	2,923	2,551
Commissions on insurance	5,595	6,121	6,656	4,942	6,078	7,126	6,532	4,037	4,883	23,315	23,773	20,865
Other agency income	323	414	310	303	274	294	239	250	288	1,351	1,057	1,181
Impairment on investment securities	(614)	(377)	(857)	(2,144)	(486)					(3,992)	(486)	
Svc. chgs/fees-dep. accts	5,865	5,688	5,280	5,669	6,133	5,911	5,780	6,077	5,818	22,501	23,901	21,566
Mortgage banking income	2,672	986	2,652	1,760	821	1,826	2,961	1,849	922	8,070	7,456	4,255
Gains (losses) on disposition of properties	37	37	36	52	913	43	59	36	40	162	1,052	230
Other	981	(281)	(69)	197	663	375	738	700	775	826	2,475	2,370
Total other income	15,391	12,971	14,640	11,259	15,068	16,244	17,860	13,729	13,391	54,261	62,901	53,284
Other expenses												
Salaries & employee benefits	18,227	15,640	13,636	17,162	14,697	16,603	15,965	18,007	14,167	64,666	65,271	58,647
Occupancy costs	2,446	2,215	2,129	2,145	2,120	2,037	2,001	2,053	1,828	8,935	8,210	6,709
Marketing	586	479	422	650	460	685	570	694	522	2,137	2,408	2,262
Furniture and equipment expense	2,277	2,202	1,572	1,684	1,629	1,438	1,374	1,426	1,516	7,546	5,867	5,404
Other	7,089	7,609	6,086	4,955	5,002	4,809	4,211	4,549	4,804	25,928	18,573	17,478
Total other expenses	30,625	28,145	23,845	26,596	23,908	25,572	24,121	26,729	22,837	109,212	100,329	90,500
Income (loss) before taxes	(2,464)	7,998	4,991	(10,677)	10,097	9,775	12,313	4,812	9,395	(152)	36,997	40,447
Provision for income taxes	(1,198)	2,842	1,872	(4,130)	3,789	3,873	4,783	1,915	4,204	(615)	14,359	15,375
Income before extraordinary items	(1,266)	5,156	3,119	(6,547)	$ 6,308	$ 5,902	$ 7,530	$ 2,897	$ 5,191	$ 463	$ 22,638	$ 25,072
Extraordinary items												
Gain on acquisition, less income tax of $18,833		28,857								28,857		
Net Income	(1,266)	34,013	3,119	(6,547)	6,308	5,902	7,530	2,897	5,191	29,320	22,638	25,072
Preferred stock dividend	813	813	813	225						2,663		
Accretion on preferred stock discount	134	132	130	36						441		
Net Income (loss) available to common shareholders	$ (2,213)	$ 33,068	$ 2,176	$ (6,808)	$ 6,308	$ 5,902	$ 7,530	$ 2,897	$ 5,191	$ 26,216	$ 22,638	$ 25,072

Note: Certain prior period amounts have been reclassified to conform to current period presentation.

Average shares o/s, basic	11,791	11,699	11,699	11,694	11,683	11,668	11,659	11,646	11,741	11,721	11,664	11,929
Average shares o/s, diluted	11,791	11,699	11,699	11,694	11,688	11,679	11,675	11,727	11,842	11,721	11,692	12,089
Earnings per share before extraordinary items -basic	$ (0.11)	$ 0.44	$ 0.27	$ (0.58)	$ 0.54	$ 0.51	$ 0.65	$ 0.25	$ 0.44	$ 0.04	$ 1.94	$ 2.10
Earnings per share before extraordinary items -diluted	$ (0.11)	$ 0.44	$ 0.27	$ (0.58)	$ 0.54	$ 0.51	$ 0.64	$ 0.25	$ 0.44	$ 0.04	$ 1.94	$ 2.07
Earnings per share Net Income -basic	$ (0.11)	$ 2.91	$ 0.27	$ (0.58)	$ 0.54	$ 0.51	$ 0.65	$ 0.25	$ 0.44	$ 2.50	$ 1.94	$ 2.10
Earnings per share Net Income -diluted	$ (0.11)	$ 2.91	$ 0.27	$ (0.58)	$ 0.54	$ 0.51	$ 0.64	$ 0.25	$ 0.44	$ 2.50	$ 1.94	$ 2.07
Earnings per share Available to common shareholders - basic	$ (0.19)	$ 2.83	$ 0.19	$ (0.58)	$ 0.54	$ 0.51	$ 0.65	$ 0.25	$ 0.44	$ 2.24	$ 1.94	$ 2.10
Earnings per share Available to common shareholders - diluted	$ (0.19)	$ 2.83	$ 0.19	$ (0.58)	$ 0.54	$ 0.51	$ 0.64	$ 0.25	$ 0.44	$ 2.24	$ 1.94	$ 2.07
Dividends paid per share, authorized	$ 0.05	$ 0.05	$ 0.05	$ 0.255	$ 0.255	$ 0.255	$ 0.255	$ 0.255	$ 0.25	$ 0.41	$ 1.02	$ 1.00

-more-

First Financial Holdings, Inc.
(dollars in thousands)

	Quarter Ended (unaudited)									Fiscal Year		
	09/30/09	06/30/09	03/31/09	12/31/08	09/30/08	06/30/08	03/31/08	12/31/07	09/30/07	09/30/09	09/30/08	09/30/07
OTHER RATIOS												
Return on Average Assets	-0.14%	0.57%	0.40%	-0.87%	0.86%	0.81%	1.06%	0.42%	0.77%	0.01%	0.79%	0.94%
Return on Average Equity	-1.57%	7.16%	5.26%	-12.98%	13.59%	12.60%	16.11%	6.21%	11.09%	0.17%	12.16%	13.99%
Average yield on earning assets	5.84%	6.00%	5.90%	6.08%	6.24%	6.40%	6.63%	6.81%	6.89%	5.90%	6.53%	6.82%
Average cost of paying liabilities	1.90%	1.94%	2.29%	2.64%	2.80%	2.89%	3.34%	3.67%	3.65%	2.21%	3.17%	3.53%
Gross spread	3.94%	4.06%	3.61%	3.44%	3.44%	3.51%	3.29%	3.14%	3.24%	3.69%	3.36%	3.29%
Net interest margin	3.99%	4.16%	3.64%	3.48%	3.48%	3.56%	3.35%	3.23%	3.31%	3.79%	3.41%	3.36%
Operating exp./avg. assets	3.44%	3.12%	3.06%	3.54%	3.24%	3.54%	3.37%	3.86%	3.48%	3.26%	3.50%	3.38%
Efficiency ratio	60.46%	56.42%	55.74%	68.20%	61.36%	63.47%	61.39%	71.10%	66.77%	59.62%	64.33%	67.16%

Note: Average yields, costs and margins for prior periods adjusted to actual days

	09/30/09	06/30/09	03/31/09	12/31/08	09/30/08	06/30/08	03/31/08	12/31/07	09/30/07
COMPOSITION OF GROSS LOAN PORTFOLIO									
Mortgage Loans (1-4 Family)	$ 949,518	$ 929,706	$ 882,511	$ 882,857	$ 886,488	$ 874,216	$ 871,774	$ 870,122	$ 896,404
Construction Loans (1-4 Family)	41,133	56,788	56,438	67,980	70,396	73,064	75,590	76,169	50,035
Commercial Real Estate	435,298	342,349	322,663	314,516	307,903	291,712	286,316	278,948	253,621
Commercial Construction	53,219	47,445	41,490	39,380	40,827	36,791	31,142	27,274	25,614
Commercial Business Loans	96,559	196,307	93,024	95,638	89,764	90,070	85,797	83,831	82,843
Land - Residential	169,367	187,797	143,329	145,757	146,694	145,213	141,355	137,270	137,393
Land - Commercial	130,763	118,940	107,774	106,956	101,168	98,182	94,241	91,964	80,432
Home Equity Lines of Credit	394,075	394,960	356,281	344,526	325,354	301,184	284,696	273,399	267,736
Mobile Home Loans	244,214	238,549	232,515	227,698	223,476	218,312	211,657	206,909	200,967
Credit Cards	17,483	16,949	16,128	16,790	16,125	15,824	15,638	16,198	14,775
Marine	76,748	77,819	77,836	79,901	83,464	83,964	81,170	81,466	83,182
Other Consumer Loans	53,365	56,388	51,347	53,783	56,869	56,499	56,561	57,753	56,892
	2,661,742	2,663,997	2,381,336	2,375,782	2,348,528	2,285,031	2,235,937	2,201,303	2,149,894
Less:									
Allowance for Loan Losses	68,473	54,499	47,490	41,528	23,990	21,066	17,910	16,692	15,436
Total	$ 2,593,269	$ 2,609,498	$ 2,333,846	$ 2,334,254	$ 2,324,537	$ 2,263,965	$ 2,218,027	$ 2,184,611	$ 2,134,458
Loans Held for Sale	$ 25,603	$ 63,311	$ 48,319	$ 11,804	$ 8,731	$ 4,519	$ 14,031	$ 10,361	$ 6,311

Note: The Composition of Gross Loans has been changed to collateral type consistent with 10Qs as filed with the SEC.

	09/30/09	06/30/09	03/31/09	12/31/08	09/30/08	06/30/08	03/31/08	12/31/07	09/30/07
COMPOSITION OF DEPOSITS									
Checking	$ 527,795	$ 543,232	$ 500,750	$ 461,179	$ 474,301	$ 488,595	$ 483,472	$ 459,457	$ 456,045
Passbook	154,342	145,541	137,853	126,261	129,466	133,414	130,863	127,694	133,201
Money Market	344,220	341,209	296,427	303,866	345,327	372,617	379,380	364,639	381,040
Core Deposits	1,026,357	1,029,982	935,030	891,306	949,094	994,626	993,715	951,790	970,286
Time Deposits	1,277,254	1,311,073	1,060,027	1,035,318	902,008	870,635	881,384	854,795	883,765
TOTAL DEPOSITS	$ 2,303,611	$ 2,341,055	$ 1,995,057	$ 1,926,624	$ 1,851,102	$ 1,865,261	$ 1,875,099	$ 1,806,585	$ 1,854,051
ASSET QUALITY									
Non-accrual loans	$ 80,432	$ 66,300	$ 54,769	$ 35,070	$ 20,557	$ 16,562	$ 12,800	$ 10,133	$ 6,087
Loans 90 days or more past due	121	153	86	116	76	79	99	68	49
REO thru foreclosure	22,002	12,927	6,312	5,346	4,286	5,442	4,310	2,748	1,513
	$ 102,555	$ 79,380	$ 61,167	$ 40,532	$ 24,919	$ 22,083	$ 17,209	$ 12,949	$ 7,649
LOAN AND REO LOSS RESERVES									
Total reserves for loan losses	$ 68,473	$ 54,499	$ 47,490	$ 41,528	$ 23,990	$ 21,023	$ 17,901	$ 16,692	$ 15,428
Loan loss reserves/ loans	2.57%	2.05%	1.99%	1.74%	1.02%	0.92%	0.80%	0.76%	0.72%
Provision for losses	21,281	12,367	12,765	20,471	5,218	4,907	3,567	3,248	1,850
Net loan charge-offs	7,307	9,490	6,803	2,933	2,251	1,785	2,358	1,983	1,610
Net charge-offs/avg gross loans	0.27%	0.36%	0.28%	0.12%	0.10%	0.08%	0.11%	0.09%	0.08%
Annualized net charge-offs/avg gross loans	1.10%	1.43%	1.13%	0.49%	0.39%	0.32%	0.43%	0.36%	0.30%

First Financial Holdings, Inc.
(dollars in thousands)

| | Quarter Ended (unaudited) | |
	09/30/09	06/30/09
COMPOSITION OF LOAN LOSSES (NET CHARGE OFFS)		
Mortgage Loans (1-4 Family)	$ 943	$ 232
Construction Loans (1-4 Family)	569	2,005
Commercial Real Estate	166	35
Commercial Construction	-	-
Commercial Business Loans	654	946
Land - Residential	955	2,282
Land - Commercial	546	1,313
Home Equity Lines of Credit	1,549	1,153
Mobile Home Loans	866	609
Credit Cards	228	214
Marine Loans	377	383
Other Consumer Loans	454	318
	$ 7,307	$ 9,490

	09/30/09	06/30/09
COMPOSITION OF DELINQUENT LOANS		
Mortgage Loans (1-4 Family)	$ 33,423	$ 34,520
Construction Loans (1-4 Family)	5,110	7,785
Commercial Real Estate	11,045	6,076
Commercial Construction	2,284	2,265
Commercial Business Loans	1,264	1,922
Land - Residential	24,830	16,199
Land - Commercial	22,850	13,747
Home Equity Lines of Credit	7,697	9,748
Mobile Home Loans	5,411	5,200
Credit Cards	224	377
Marine Loans	892	1,161
Other Consumer Loans	935	829
	$ 115,965	$ 99,829

| | Rate | |
	09/30/09	06/30/09
% OF DELINQUENT LOANS TO GROSS LOAN BALANCE		
Mortgage Loans (1-4 Family)	3.52%	3.71%
Construction Loans (1-4 Family)	12.42%	13.71%
Commercial Real Estate	2.54%	1.77%
Commercial Construction	4.29%	4.77%
Commercial Business Loans	1.31%	0.98%
Land - Residential	14.66%	8.63%
Land - Commercial	17.47%	11.56%
Home Equity Lines of Credit	1.95%	2.47%
Mobile Home Loans	2.22%	2.18%
Credit Cards	1.28%	2.22%
Marine Loans	1.16%	1.49%
Other Consumer Loans	1.75%	1.47%
	4.36%	3.75%